The Standard *(Wednesday, 17th March 2004)*

82-1072

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 11 March 2004, TVBA entered into an agreement with CTNL pursuant to which TVBA is granted the right to broadcast the Celestial Movies channel by means of direct to home satellite and satellite master antenna television systems on an exclusive basis for 12 months commencing from 15 March 2004 in the pay television service owned and operated by TVBA in Australia. In return, TVBA shall pay CTNL a monthly license fees calculated by multiplying a fixed unit cost to the number of subscribers to the Celestial Movies channel or the package of channels to which the Celestial Movies channel is included. The parties also agreed that prior to the expiry of the license period, the parties might agree to extend the license period for a further two years period during which the fixed unit cost payable to CTNL would remain the same as before.

Details of the agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

THE AGREEMENT

On 11 March 2004, TVB (Australia) Pty. Ltd. ("TVBA"), a wholly owned subsidiary of Television Broadcasts Ltd. ("TVB"), and Celestial Television Networks Ltd ("CTNL") entered into a license agreement ("Agreement"). Pursuant to the Agreement, TVBA is granted the right to broadcast the Celestial Movies channel ("Channel") by means of direct to home satellite and satellite master antenna television systems on an exclusive basis for a period of 12 months from 15 March 2004 in the pay television service owned and operated by TVBA in Australia.

Except where it is required by the laws, censorship standards and regulatory requirements, TVBA shall broadcast the Channel in its entirety without any alteration.

The license fees is payable by TVBA to CTNL on a monthly basis within 30 days after the end of each month and is calculated by multiplying a fixed unit cost to the number of subscribers to the Channel or the package of channels to which the Channel is included. Subscribers include both residential and commercial subscribers. The fixed unit costs is determined after arm's length negotiation with reference to the existing subscriber number of TVBA's pay television service and the potential growth thereof. The licence fees payable to CTNL is estimated to be HK$2,500,000.00 under the Agreement.

Under the Agreement, the parties also agreed that prior to the expiry of the license period, the parties might agree to extend the license period for a further two years period during which the fixed unit cost payable to CTNL would remain the same as before. If the parties agree to renew the licensing arrangement for a further two years period, a new agreement will be executed between them and TVB will comply with the applicable Listing Rules.

REASONS FOR THE AGREEMENT

Once TVBA commences to distribute the Channel in its pay television service, TVBA will cease to operate its own movie channel. Thus, this will entail a reduction in TVBA's overheads. At the same time, having a channel of similar genre being substituted in the place of TVBA's movie channel will reduce the risk of potential loss of subscribers.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBA AND CTNL

TVB and its subsidiaries (together "Group") are principally engaged in television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBA, a wholly owned subsidiary of TVB and a company incorporated in Australia, is principally engaged in operating a pay television service targeting the Chinese communities in Australia.

CTNL, a company incorporated in the United Kingdom, is principally engaged in the business of Channel distribution.

IMPLICATIONS UNDER THE LISTING RULES

CTNL is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc. As ASTRO ALL ASIA NETWORKS plc. is a connected person to TVB as a result of ASTRO ALL ASIA NETWORKS plc.'s indirect shareholding in two subsidiaries of TVB (being 35.7% of the issued share capital of Hsin Chi Broadcast Company Ltd. and 26.32% of the voting shares of TVB Publishing Holding Ltd. while TVB holds 57.14% in Hsin Chi Broadcast Company Ltd. and 73.68% in TVB Publishing Holding Ltd.), CTNL is accordingly a connected person of TVB and the Agreement constituted connected transaction of TVB.

As the expected consideration payable by TVBA to CTNL pursuant to the Agreement represents less than the higher of either HK$10 million or 3% of the book value of the net tangible assets of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules during the continuance of the transaction.

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

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